Exhibit 7.1
Grupo TMM, S.A.B. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS
(Amounts in thousands of dollars)

	December 31,
	2008	2007		2006		2005		2004
Historical ratio:
Fixed charges:

Interest costs and amortization on debt discount or premium in all indebtedness	91,338	55,616		60,036		96,037		89,317
Portion of rent expense representative of interest factor (A)	25,720	22,683		16,663		28,246		22,568

Fixed charges	117,058	78,299		76,699		124,283		111,885

Earnings:
Pretax income from continuing operations	95,534	(29,193)		(68,760)		(85,892)		(65,659)
Less:
Minority interest	507	160		509		4,188		2,655
Equity investee (income) loss	329	1,006		511		752		885
Fixed charges	117,058	78,299		76,699		124,283		111,885
Amortization of capitalized interest	—	—		—		86		345
Distributed income of equity investees	—	—		—		—		—
Less:
Capitalized interest	8,352	—		—		—		—

Earnings	203,404	47,940		6,919		33,537		43,031

Ratio of earnings to fixed charges	1.74	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.

(B)	Due to the registrant’s loss in 2007, 2006, 2005, and 2004, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $ 30.4 million, $69.8 million, $ 90.7 million, and $68.9 million respectively to achieve a coverage ratio of 1:1.

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